Exhibit 12.1

Statement regarding computation of ratio

of earnings to fixed charges

(unaudited)

	Six months ended June 30, 2012	Year ended December 31,
(dollars in thousands)		2011	2010	2009	2008	2007
Earnings
Income (loss) from continuing operations before income taxes	$78,617	$77,972	$57,516	$(240,547)	$(90,665)	$(9,038)
Fixed charges excluding capitalized interest	48,579	96,720	81,370	90,102	86,038	87,656

Earnings	$127,196	$174,692	$138,886	$(150,445)	$(4,627)	$78,618

Fixed charges
Interest expense	$48,579	$96,720	$81,370	$90,102	$86,038	$87,656
Capitalized interest	1,927	2,379	2,036	836	1,584	1,683

Fixed charges	$50,506	$99,099	$83,406	$90,938	$87,622	$89,339

Ratio of earnings to fixed charges	2.5x	1.8x	1.7x	N/A(1)	N/A(1)	0.9x

(1)	For the years ended December 31, 2009 and 2008, fixed charges exceeded earnings by approximately $241.4 million and $92.2 million, respectively.